Filed pursuant to Rule 433
Registration Statement No. 333-141832

Avis Budget Group Announces Filing of
Exchange Offer Registration Statement for Senior Notes

PARSIPPANY, N.J., April 3, 2007 - Avis Budget Group, Inc. (NYSE: CAR), a leading provider of vehicle rental services, today announced that it has filed a Form S-4 registration statement with the Securities and Exchange Commission. The registration statement relates to the Company’s proposed offer to exchange the Floating Rate Senior Notes due 2014, 7.625% Senior Notes due 2014 and 7.75% Senior Notes due 2016 issued by its subsidiaries Avis Budget Car Rental, LLC and Avis Budget Finance, Inc. for like principal amounts of securities with substantially the same terms, except with respect to transfer restrictions, registration rights and additional interest provisions. The new notes will be issued by Avis Budget Car Rental, LLC and Avis Budget Finance, Inc. and guaranteed by Avis Budget Group and certain of its subsidiaries, which are the same parties that are guarantors of the outstanding notes. The exchange offer will be conducted pursuant to the terms and subject to the conditions stated in the prospectus for such offer, which can be viewed online here
(http://www.sec.gov/Archives/edgar/data/723612/000119312507073015/ds4.htm), only after the registration statement is declared effective by the SEC.

Before you invest, you should read the prospectus in the registration statement and other documents the Company has filed with the SEC for more complete information about the issuers and this offering. You may get these documents at no cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by writing to Avis Budget Group, Inc., 6 Sylvan Way, Parsippany, N.J. 07054, Attention: Investor Relations or by calling toll-free at (800)700-7870.

The Company also noted that the Company’s Annual Report on Form 10-K for 2006, filed on March 1, 2007, includes Selected Quarterly Financial Data for second quarter 2006. As indicated in the 2006 Form 10-K, such Selected Quarterly Financial Data for second quarter 2006 reflects the correction of a previously disclosed error related to the impairment charge on the disposal of Travelport, Inc., our former subsidiary that holds the assets and liabilities of our former Travel Distribution businesses. The effect of the correction was to recognize an additional impairment charge of $300 million related to Travelport in second quarter 2006, with a corresponding decrease in the loss on the sale recognized in third quarter 2006. The Company will also reflect the correction related to the impairment charge on the disposal of Travelport in its restated interim financial statements for second quarter 2006, which will be included in the Company's Quarterly Report on Form 10-Q for second quarter 2007. With the filing of the 2006 Form 10-K and the Company’s amended Annual Report on Form 10-K/A for 2005 also filed on March 1, 2007, all restatements announced by the Company in November 2006 related to 2005 and prior periods have been completed and filed with the SEC.

About Avis Budget Group, Inc.
Avis Budget Group is a leading provider of vehicle rental services, with operations in more than 70 countries. Through its Avis and Budget brands, the company is the largest general-use vehicle rental company in each of North America, Australia, New Zealand and certain other regions. Avis Budget Group is headquartered in Parsippany, N.J. and has more than 30,000 employees. For more information about Avis Budget Group, visit www.avisbudgetgroup.com.

Media Contacts:
John Barrows     Susan McGowan
(973) 496-7865     (973) 496-3916

Investor Contact:
David Crowther
(973) 496-7277

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